UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005 Estimated average burden hours per response. . . 11
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

TDK Mediactive, Inc. f/k/a Sound Source Interactive, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

83608K206

(CUSIP Number)

Francis J. Sweeney, Jr.

TDK U.S.A. Corporation

901 Franklin Avenue

Garden City, New York 11530

(516) 535-2600

with copy to:

John Nagai, Esq.

Squire, Sanders & Dempsey L.L.P.

801 South Figueroa Street, 14th Floor

Los Angeles, California 90017

(213) 624-2500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 2, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)
CUSIP No.: 83608K206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

TDK U.S.A. Corporation (95-3304247)

2.	Check the Appropriate Box if a Member of a Group (See Instructions): Joint Filing	(a) [ ] (b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or Place of Organization: New York

	Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: None[1] 8. Shared Voting Power: None 9. Sole Dispositive Power: None[1] 10. Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: None[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instruction): CO

[1]	As a result of the transactions contemplated by that certain Agreement and Plan of Merger further described in Item 4 herein, TDK U.S.A. Corporation no longer beneficially owns any shares of TDK Mediactive, Inc.’s common stock. See Items 4 and 5.

SEC 1746 (11-02)
CUSIP No.: 83608K206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

TDK Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions): Joint Filing	(a) [ ] (b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or Place of Organization: Japan

	Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: None[2] 8. Shared Voting Power: None 9. Sole Dispositive Power: None[2] 10. Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: None[2]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instruction): CO

[2]	As a result of the transactions contemplated by that certain Agreement and Plan of Merger further described in Item 4 herein, TDK Corporation, through TDK U.S.A. Corporation, no longer beneficially owns any shares of TDK Mediactive, Inc.’s common stock. See Items 4 and 5.

Item 1. Security and Issuer

     This Amendment to the Schedule 13D relates to shares of the common stock, $.001 par value (the “Common Stock”), of TDK Mediactive, Inc., f/k/a Sound Source Interactive, Inc. (the “Company”). The principal executive offices of the Company are located at 4373 Park Terrace Drive, Westlake Village, California 91361.

Item 2. Identity and Background

     This Amendment to the Schedule 13D is being filed on behalf of TDK U.S.A. Corporation, a New York corporation (“TUC”), and its sole shareholder, TDK Corporation (“TDK,” together with “TUC,” the “Reporting Persons”), and amends and restates that certain Statement on Schedule 13D/A filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on December 7, 2000. The principal business and executive offices of TUC are located at 901 Franklin Avenue, Garden City, New York 11530. TUC is a wholly-owned subsidiary of TDK, a Japanese corporation that is publicly traded on several stock exchanges, principally the Tokyo Stock Exchange. TUC serves as TDK’s holding company for the indirect U.S. subsidiaries through which TDK conducts its operations in the U.S. Through these subsidiaries, TUC is engaged in the manufacture, sale and distribution of blank recording media (optical and magnetic), electronic materials and components, and integrated circuits of LAN/WAN embedded modem and set-top box applications.

     Information regarding each of the directors and executive officers of TUC is set forth below:

Kenichi Aoshima TDK U.S.A. Corporation 901 Franklin Avenue Garden City, NY 11530 President, CEO and a Director of TUC Citizen of Japan

Kuniyoshi Matsui TDK Electronics Corporation 901 Franklin Avenue Garden City, NY 11530 Director of TUC Citizen of Japan

Shiro Nomi TDK Corporation Corporate Headquarters 1-13-1, Nihonbashi Chuo-ku Tokyo 103 Japan Director of TUC Citizen of Japan

Tsutae (Den) Suzuki TDK Semiconductor Corporation 6440 Oak Canyon Irvine, CA 92618 Director of TUC Citizen of Japan

Francis J. Sweeney, Jr. TDK U.S.A. Corporation 901 Franklin Avenue Garden City, NY 11530 Executive Vice President, COO, General Counsel, Secretary and a Director of TUC Citizen of U.S.A.

Jeffrey G. Williams TDK U.S.A. Corporation 901 Franklin Avenue Garden City, NY 11530 Vice President and Assistant Secretary of TUC Citizen of U.S.A.

Aniceto Evangelista TDK U.S.A. Corporation 901 Franklin Avenue Garden City, NY 11530 Vice President and Treasurer of TUC Citizen of U.S.A.

     The sole shareholder of TUC is TDK. The principal business and executive offices of TDK are located at 1-13-1 Nihonbashi, Chuo-ku, Tokyo 103, Japan. TDK designs and manufactures ferrite materials, electronic components and ICs, wireless computer networking products, magnetic heads for HDD, digital recording hardware and advanced digital recording media.

     Information regarding each of the directors and executive officers of TDK is set forth below:

Hajime Sawabe TDK Corporation Corporate Headquarters 1-13-1, Nihonbashi Chuo-ku Tokyo 103 Japan President, CEO and a Representative Director Citizen of Japan

Hirokazu Nakanishi TDK Corporation Corporate Headquarters 1-13-1, Nihonbashi Chuo-ku Tokyo 103 Japan Senior Vice President and a Director Citizen of Japan

Jiro Iwasaki TDK Corporation Corporate Headquarters 1-13-1, Nihonbashi Chuo-ku Tokyo 103 Japan Senior Vice President and a Director Citizen of Japan

Shinji Yoko TDK Corporation Corporate Headquarters 1-13-1, Nihonbashi Chuo-ku Tokyo 103 Japan Senior Vice President and a Director Citizen of Japan

Takeshi Nomura TDK Corporation Corporate Headquarters 1-13-1, Nihonbashi Chuo-ku Tokyo 103 Japan Senior Vice President and a Director Citizen of Japan

Mitsuaki Konno TDK Corporation Corporate Headquarters 1-13-1, Nihonbashi Chuo-ku Tokyo 103 Japan Corporate Officer and a Director Citizen of Japan

Yasuhiro Hagihara TDK Corporation Corporate Headquarters 1-13-1, Nihonbashi Chuo-ku Tokyo 103 Japan Director Citizen of Japan

Kiyoshi Ito TDK Corporation Corporate Headquarters 1-13-1, Nihonbashi Chuo-ku Tokyo 103 Japan Senior Vice President Citizen of Japan

Takehiro Kamigama TDK Corporation Corporate Headquarters 1-13-1, Nihonbashi Chuo-ku Tokyo 103 Japan Senior Vice President Citizen of Japan

Takeshi Ohwada TDK Corporation Corporate Headquarters 1-13-1, Nihonbashi Chuo-ku Tokyo 103 Japan Corporate Senior Officer Citizen of Japan

Katsuhiro Fujino TDK Corporation Corporate Headquarters 1-13-1, Nihonbashi Chuo-ku Tokyo 103 Japan Corporate Senior Officer Citizen of Japan

Kunihiro Fukushima TDK Corporation Corporate Headquarters 1-13-1, Nihonbashi Chuo-ku Tokyo 103 Japan Corporate Officer Citizen of Japan

Yukio Hirokawa TDK Corporation Corporate Headquarters 1-13-1, Nihonbashi Chuo-ku Tokyo 103 Japan Corporate Officer Citizen of Japan

Masatoshi Shikanai TDK Corporation Corporate Headquarters 1-13-1, Nihonbashi Chuo-ku Tokyo 103 Japan Corporate Officer Citizen of Japan

Yukio Harada TDK Corporation Corporate Headquarters 1-13-1, Nihonbashi Chuo-ku Tokyo 103 Japan Corporate Officer Citizen of Japan

Yoshitomo Suzuki TDK Corporation Corporate Headquarters 1-13-1, Nihonbashi Chuo-ku Tokyo 103 Japan Corporate Officer Citizen of Japan

Michinori Katayama TDK Corporation Corporate Headquarters 1-13-1, Nihonbashi Chuo-ku Tokyo 103 Japan Corporate Officer Citizen of Japan

Kenryo Namba TDK Corporation Corporate Headquarters 1-13-1, Nihonbashi Chuo-ku Tokyo 103 Japan Corporate Officer Citizen of Japan

Takaya Ishigaki TDK Corporation Corporate Headquarters 1-13-1, Nihonbashi Chuo-ku Tokyo 103 Japan Corporate Officer Citizen of Japan

Minoru Takahashi TDK Corporation Corporate Headquarters 1-13-1, Nihonbashi Chuo-ku Tokyo 103 Japan Corporate Officer Citizen of Japan

     During the last five years, neither TDK nor TUC and, to the knowledge of TDK and TUC, any director or executive officer of TDK or TUC, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The Reporting Persons are not acquiring any securities of the Company. Rather, this Amendment to the Schedule 13D is being filed to disclose the disposition of all of the Company’s common stock beneficially held by the Reporting Persons pursuant to the Agreement and Plan of Merger described in Item 4. Accordingly, Item 3 is not applicable.

Item 4. Purpose of Transaction

     On September 2, 2003, the Company, TUC, its majority stockholder, Take-Two Interactive Software, Inc. (“Take-Two”) and its wholly-owned subsidiary, Mediactive, Inc., entered into an Agreement and Plan of Merger (the “Agreement and Plan of Merger”), as amended by the Amendment to Agreement and Plan of Merger, dated as of November 26, 2003, by and among the parties to the Agreement and Plan of Merger (the “Amendment,” together with the Agreement and Plan of Merger, the “Merger Agreement”), pursuant to which Mediactive, Inc. merged with and into the Company with the Company surviving as a wholly-owned subsidiary of Take-Two. The merger ended the separate existence of Mediactive, Inc.

     The Company’s board of directors and stockholders holding more than a majority of the Common Stock have adopted the Merger Agreement and approved the merger. The merger became effective on December 2, 2003, the date of the filing of the certificate of merger with the Secretary of State of the State of Delaware (the “Effective Date”). By virtue of the Merger, on the Effective Date, among other things,

•	each outstanding share of Common Stock, except those shares as to which appraisal rights have been properly exercised, has been converted into the right to receive $0.55 in cash per share without interest;

•	all outstanding options and warrants to purchase shares of Common Stock have been cancelled, and each holder is entitled to receive a cash payment for each cancelled option or warrant in an amount equal to the product of the number of shares of Common Stock subject to such option or warrant multiplied by the excess, if any, of $0.55 over the exercise price per share subject to such option or warrant;

•	the certificate of incorporation and by-laws of the Company have been amended and restated in their entirety in accordance with forms agreed to among the parties;

•	other than Vincent Bitetti and Shin Tanabe, none of the Company’s directors will be employed by or otherwise have any role in the management of the Company following the merger; and

•	the OTC Bulletin Board has ceased quoting the Common Stock, and the Company is no longer a reporting company under the Securities Exchange Act of 1934.

     TUC from time to time had advanced loans to the Company to enable the Company to fund its operations pursuant to a Loan and Security Agreement. The Merger Agreement obligated TUC to contribute $21,031,436 of such indebtedness to the capital of the Company prior to the closing of the merger and without TUC’s receipt of any shares of the Company’s stock or any other consideration for such contribution to the Company’s capital. In addition, a $5,000,000 portion of the Company’s indebtedness to TUC was cancelled and forgiven without the receipt of any consideration. The Merger Agreement also obligated Take-Two to reimburse TUC, without interest, for all amounts advanced to the Company by TUC after June 30, 2003 with the approval of Take-Two for the purpose of funding the Company’s operations. The amount of the advances reimbursed by Take-Two totaled $4,760,961.06.

     As further provided by the Merger Agreement, on the Effective Date, Take-Two and TUC entered into a Debt Purchase and Assignment Agreement (the “Debt Agreement”), as amended by the Amended and Restated Debt Purchase and Assignment Agreement (the “Amended Debt Agreement”), whereby Take-Two acquired from TUC the promissory note evidencing the Company’s then-remaining indebtedness in the amount of $4,910,564, together with the underlying Loan and Security Agreement and related security interest in certain of the Company’s assets. The consideration payable for such promissory note consisted of $1,910,564 in cash and a number of unregistered shares of the common stock of Take-Two equal to the quotient of $3,000,000 divided by $32.88. The amount payable by Take-Two pursuant to the Amended Debt Agreement is subject to reduction to the extent that TUC is required to pay certain transaction costs that may be incurred by the Company.

     The foregoing summary of the terms of the Agreement and Plan of Merger, the Amendment, the Debt Agreement and the Amended Debt Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the respective agreements. The Agreement and Plan of Merger and Debt Agreement are attached as Annex A and Annex B, respectively, to the Company’s Definitive Information Statement on Schedule 14C, filed with the Commission on September 30, 2003. Each of these agreements is incorporated hereby by reference. The Amendment and the Amended Debt Agreement are attached hereto as Exhibits 4 and 5, respectively.

Item 5. Interest in Securities of the Issuer

(a)	As a result of the merger, the Reporting Persons will no longer beneficially own any shares of Common Stock.

(b)	None.

(c)	On the Effective Date, Take-Two acquired all of the 16,667,000 shares of Common Stock held directly by TUC and indirectly by TDK, as the sole shareholder of TUC, for $0.55 per shares pursuant to the terms of the Merger Agreement. See Item 4. TDK hereby disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.

(d)	None.

(e)	TUC and TDK ceased to be the beneficial owner of more than five percent of the Common Stock on the Effective Date.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Vincent J. Bitteti, an officer and former stockholder of the Company, executed an Irrevocable Proxy as of September 8, 2000 (the “Irrevocable Proxy”), which, subject to certain restrictions set forth therein, granted TUC an irrevocable proxy to vote, or to execute and deliver written consents or otherwise act with respect to, all shares of capital stock of the Company owned by Mr. Bitetti, to the same extent and with the same effect as he might or could do under any applicable laws or regulations governing the rights and powers of stockholders of a Delaware corporation in connection with all matters on which stockholders are entitled to vote. The Company and TUC also entered into a certain Registration Rights Agreement dated as of September 8, 2000 (the “Registration Rights Agreement”), pursuant to which the Company granted TUC certain rights to request that the Company effect a registration of TUC’s securities under the Securities Act of 1933, as amended, or to have TUC’s securities included in certain other registrations effected by the Company. The Irrevocable Proxy and Registration Rights Agreement were filed as exhibits to the Schedule 13D filed by TUC and TDK with the Commission on September 21, 2000. As a result of the merger, the rights granted to TUC under the Irrevocable Proxy and the Registration Rights Agreement have terminated and both agreements are no longer in effect.

     Except for the agreements described in Item 4, to the knowledge of TUC and TDK, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 – Joint Filing Agreement, dated December 23, 2003, by and between TUC and TDK.

Exhibit 2 – Agreement and Plan of Merger, dated September 2, 2003, by and among the Company, TUC, Take-Two and Mediactive, Inc.1

Exhibit 3 – Debt Purchase and Assignment Agreement, dated the Effective Date, by and among TUC and Take-Two.2

Exhibit 4 – Amendment to Agreement and Plan of Merger, dated November 26, 2003, by and among the Company, TUC, Take-Two and Mediactive, Inc.

Exhibit 5—Amendment to Debt Purchase and Assignment Agreement, dated the Effective Date, by and among TUC and Take-Two.

     1Previously filed by the Company as Annex A to the Definitive Information Statement on Schedule 14C, filed with the Commission on September 30, 2003, File No. 000-21938.

     2Previously filed by the Company as Annex B to the Definitive Information Statement on Schedule 14C, filed with the Commission on September 30, 2003, File No. 000-21938.

Signature

     After reasonable inquiry and to my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Kenichi Aoshima

TDK U.S.A. CORPORATION
By: Kenichi Aoshima
Its: President and CEO
Dated: December 23, 2003

     After reasonable inquiry and to my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s Jiro Iwasaki

TDK CORPORATION
By: Jiro Iwasaki
Its: Director
Dated: December 23, 2003

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT 1

CERTIFICATION REGARDING JOINT FILING OF

SCHEDULE 13D PURSUANT TO RULE 13D-1(k)

OF THE SECURITIES AND EXCHANGE COMMISSION

     The undersigned and each other person executing this joint filing agreement (the “Agreement”) agree as follows:

     (1) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and such Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

     (2) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Dated: December 23, 2003

/s/ Kenichi Aoshima
TDK U.S.A. CORPORATION By: Kenichi Aoshima Its: President and CEO

/s/ Jiro Iwasaki
TDK CORPORATION By: Jiro Iwasaki Its: Director

EXHIBIT 4

AMENDMENT TO
AGREEMENT AND PLAN OF MERGER

          AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of November 26, 2003, among Take-Two Interactive Software, Inc., a Delaware corporation (“Take-Two”), Mediactive, Inc., a Delaware corporation and wholly-owned subsidiary of Take-Two (“Take-Two Subsidiary”), TDK Mediactive, Inc., a Delaware corporation (“TDK”), and TDK U.S.A. Corporation, a New York corporation (“Parent”).

W I T N E S S E T H :

          WHEREAS, Take-Two, Take-Two Subsidiary, TDK and Parent are parties to a certain Agreement and Plan of Merger (the “Merger Agreement”) dated as of September 2, 2003, pursuant to which, among other things, Take-Two Subsidiary shall be merged with and into TDK, the separate corporate existence of Take-Two Subsidiary shall cease, and TDK shall continue as the surviving corporation, operating as a wholly-owned subsidiary of Take-Two;

          WHEREAS, the parties hereto wish to amend the Merger Agreement in the manner set forth herein;

          NOW, THEREFORE, in consideration of the agreements herein and in the Merger Agreement contained, the parties hereto hereby agree as follows:

     1. Section 1.6(e) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

     “(e) On or prior to the Effective Time, Take-Two (A) shall deposit with or for the account of Corporate Stock Transfer, as paying agent (the “Paying Agent”), for the benefit of the holders of shares of TDK Common Stock for exchange in accordance with this Section 1.6, through the Paying Agent, an amount of cash equal to $3,486,387 (the “Exchange Fund,” which the parties agree is equal to the excess of (i) the product of (A) the Per Share Consideration multiplied by (B) the number of outstanding shares of TDK Common Stock at the Effective Time over (ii) the amount of cash payable to Parent pursuant to Section 7.l(b) hereof), and (B) shall deposit with TDK an amount of cash equal to $173,905 (which the parties agree is equal to the amount of cash necessary for the payment in full of the Option Consideration). Take-Two shall direct the Paying Agent to invest the amounts comprising the Exchange Fund, pending their disbursement, in a money market mutual fund registered under the Investment Company Act of 1940, selected by Take-Two. The Paying Agent shall, pursuant to irrevocable instructions, deliver the Per Share Consideration contemplated to be paid pursuant to Section 1.6(g) hereof out of the Exchange Fund to all stockholders of TDK other than Parent. TDK shall deliver the Option Consideration contemplated to be paid pursuant to Section 1.6(b) hereof to holders of In the Money Options in accordance with Schedule 2.2 hereof. Take-Two shall pay all fees and expenses of the Paying Agent.”

     2. The term “Paying Agent” shall be substituted for each occurrence of the term “Exchange Agent” in Sections 1.6(f), 1.6(g), 1.6(i) and 7.2(a) of the Merger Agreement and for the term “Transfer Agent” in Section 7.l(a) of the Merger Agreement.

     3. The phrase “paying agent agreement” shall be substituted for the phrase “exchange agent agreement” in Section 7.2(a) of the Merger Agreement.

     4. Section 5.14 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

     “Contribution of Indebtedness to Capital. On or prior to the Closing Date, the Parent shall contribute $21,031,773.70 of the outstanding indebtedness of TDK owed to the Parent to the capital of TDK, without the receipt by Parent of any consideration therefor (including, without limitation, without the issuance by TDK of any shares of its capital stock to Parent) (the “Capital Contribution”).”

     5. Section 5.15 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

     “Purchase and Sale of Indebtedness. At the Closing, Take-Two shall purchase from Parent, and Parent shall sell to Take-Two, $4,910,564.00 of the indebtedness of TDK owed to Parent (the “Purchased Indebtedness”) in consideration of the payment by Take-Two to Parent at Closing of (i) $1,910,564.00 in cash and (ii) a certificate or certificates representing such number of restricted shares (the “Purchased Debt Shares”) of Take-Two’s common stock, $.01 par value (the “Take-Two Common Stock”), equal to the quotient of $3,000,000.00 divided by $32.88, which certificates shall be in due and proper form and duly executed by the officers of Take-Two named thereon, all upon the terms and conditions set forth in the Debt Purchase and Assignment Agreement annexed hereto as Exhibit F (the “Debt Purchase and Assignment Agreement”); provided, however, that in the event that TDK is obligated to pay any transfer fees or other similar consideration as a condition to obtaining any Consents (as defined in Section 6.1(e)), and such transfer fees or other similar consideration exceed $450,000.00 in the aggregate, then the consideration payable by Take-Two to Parent in respect of the Purchased Indebtedness shall be reduced dollar for dollar by an amount equal to such excess, which reduction shall first be applied to the cash portion of such consideration and the balance, if any, of such reduction shall be applied to the Purchased Debt Shares.

     6. Exhibit F to the Merger Agreement is hereby amended and restated in its entirety in the form annexed hereto as Exhibit F-2.

2

     7. The phrase “(as Defined in the Debt Purchase Agreement)” shall be substituted for the phrase “(as defined in Section 5.15 below)” in Section 4.7 of the Merger Agreement.

     8. Section 6.l(e) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

     “Consents and Approvals. All consents, waivers, approvals, licenses and authorizations by third parties and governmental and administrative authorities (and all amendments or modifications to existing agreements with third parties) (the “Consents”) including, without limitation, all Consents from Disney in connection with the assignment of its license agreement and such other consents as are requested by Take-Two, required as a precondition to the performance by TDK and Parent of their respective obligations hereunder and under any agreement delivered pursuant hereto, or which in Take-Two’s reasonable judgment are necessary to continue in all material respects unimpaired, subsequent to the Effective Time, any rights in and to the Assets and/or the Business which could be impaired by the Merger, shall have been duly obtained and shall be in full force and effect; provided, however, that Take-Two and Take-Two Subsidiary acknowledge and agree that no Consents shall be required to be obtained under the Merchandise License Agreement dated October 30, 2000, as amended, with Harvey Entertainment, Inc. (now Classic Media) for “Casper”.

     9. Each of Take-Two and Take-Two Subsidiary acknowledges and agrees that the Consents attached hereto as Exhibit I shall be satisfactory in all respects for purposes of satisfying the requirements of Section 6.l(e) of the Merger Agreement with respect to the agreements related thereto, and the parties hereto agree that any conditions to the Merger contained in Section 6.1(e) of the Merger Agreement have been satisfied.

     10. Each of Take-Two and Take-Two Subsidiary hereby waives the fulfillment at or prior to the Closing Date of the conditions set forth in Section 6.l(h) of the Merger Agreement.

     11. Each of Take-Two and Take-Two Subsidiary further acknowledges and agrees that, upon the Closing, each of them shall be deemed to have waived in full any breach or alleged breach of TDK and/or Parent based upon the disapproval of (i) the Gameboy Advance version of the Haunted Mansion Game by Disney, (ii) Masters of the Universe by Mattel and (iii) Corvette PS2 by General Motors and Sony, of which Take-Two or Take-Two Subsidiary is aware as of the Closing.

     12. Each of Take-Two and Take-Two Subsidiary acknowledges and agrees that (i) each of the advances made by Parent to TDK described in Exhibit II constitute Approved Advances, (ii) that Take-Two understands that the total amount of all fees paid by TDK to ECA and/or Averil as permitted by Section 5.9(b) of the Merger Agreement is $671,481.92 (the “Consultant Fees”), (iii) that the total amount payable by Take-Two to Parent pursuant to Section 6.2(g) of the Merger Agreement, which shall comprise the Approved Advances as defined therein minus the Consultant Fees is $ $4,760,961.06.

3

The parties further agree that notwithstanding any provision of the Agreement to the contrary, Take-Two shall pay Parent for the Approved Advances by delivering to Parent at Closing (i) $2,380,480.53 in cash and (ii) a certificate or certificates representing such number of restricted shares of Take-Two Common Stock (the “Approved Advance Shares”) equal to the quotient rounded to the highest whole number) of $2,380,480.53 divided by $32.88, which certificates shall be in due and proper form and duly executed by the officers of Take-Two named thereon. Parent acknowledges and agrees that the total amount payable by Parent to (i) Take-Two pursuant to Section 8.3 of the Merger Agreement is $462,506.39 and (ii) TDK pursuant to Section 5.15 of the Merger Agreement is $447,659.37.

     13. Parent acknowledges and agrees that any amounts to be received by TDK from Activision Publishing, Inc. (“Activision”) under that certain letter agreement dated November _, 2003 (the “Letter Agreement”), by and between TDK and Activision, shall be retained by TDK and that Parent shall have no rights or claims to any such amounts.

     14. Parent represents and warrants to TDK, Take-Two and Take-Two Subsidiary, that Parent is a party to that certain letter agreement with DreamWorks, LLC (“DreamWorks”) of even date herewith, whereby Parent guaranteed certain obligations of TDK with respect to royalties under Shrek 1 (the “DreamWorks Guarantee”), asserted by DreamWorks under an audit claim (the “Audit”). Parent further represents and warrants that the DreamWorks Guarantee is independent from the Parent’s indemnity obligations to Take-Two under Section 4.1 of the Merger Agreement. In consideration of the DreamWorks Guarantee, each of Take-Two and TDK covenants and agrees to use their reasonable commercial efforts and to make available the services of its appropriate technical personnel in order to resolve the claims under the Audit as expeditiously and as favorably as possible.

     15. Each of Take-Two, Take-Two Subsidiary, TDK and the Parent represents and warrants to each other that as of the date hereof, except for Take-Two’s issuance of the wire transfers to the Parent, TDK and the Paying Agent for the payment of the Merger Consideration, the Purchased Indebtedness and the Approved Advances, as described in the Flow of Funds Chart attached hereto as Exhibit III (each a “Wire” and collectively the “Wires”), all conditions precedent to the closing of the transactions contemplated by the Merger Agreement have been satisfied or validly waived.

     16. Take-Two hereby covenants and agrees to issue each of the Wires no later than 11:00 AM Eastern Standard Time on December 1, 2003 and to immediately provide each recipient thereto with FedWire reference number, or its equivalent for each Wire (the “Confirmations”).

     17. In consideration of the representations and warranties contained in Section 14 and Take-Two’s covenant contained in Section 15, and subject to receipt of the Confirmation of the Wires by each recipient thereto, each of Take-Two, Take-Two Subsidiary, TDK and the Parent agrees that the effective date of the Merger shall be December 1, 2003.

4

     18. Except as specifically amended by this Amendment, the Merger Agreement (including the Exhibits and Schedules thereto) shall remain in full force and effect in accordance with its terms, and is hereby ratified and confirmed by the parties hereto.

     19. Unless otherwise defined herein, all capitalized terms used herein shall have the meaning ascribed to such terms in the Merger Agreement.

[Remainder of page intentionally left blank]

5

          IN WITNESS WHEREOF, each of Take-Two, Take-Two Subsidiary, TDK, and Parent, by their respective officers thereunto duly authorized, have caused this Amendment to be executed as of the date first written above.

ATTEST		TAKE-TWO INTERACTIVE SOFTWARE, INC.

By:		By:	/s/ Barry Rutcofsky

	Name:		Name: Barry Rutcofsky
	Title: Secretary		Title: EVP

ATTEST		MEDIACTIVE, INC.

By:		By:	/s/ Barry Rutcofsky

	Name:		Name: Barry Rutcofsky
	Title: Secretary		Title: VP

ATTEST		TDK MEDIACTIVE, INC.

By:		By:

	Name: Martin G. Paravato		Name: Vincent J. Bitetti
	Title: Secretary		Title: Chief Executive Officer

ATTEST		TDK U.S.A. CORPORATION

By:		By:

	Name: Francis J. Sweeney		Name: Kenichi Aoshima
	Title: Secretary		Title: President

6

     IN WITNESS WHEREOF, each of Take-Two, Take-Two Subsidiary, TDK, and Parent, by their respective officers thereunto duly authorized, have caused this Amendment to be executed as of the date first written above.

ATTEST		TAKE-TWO INTERACTIVE SOFTWARE, INC.

By:		By:

	Name:		Name:
	Title: Secretary		Title:

ATTEST		MEDIACTIVE, INC.

By:		By:

	Name:		Name:
	Title: Secretary		Title:

ATTEST		TDK MEDIACTIVE, INC.

By:	/s/ Martin G. Paravato	By:	/s/ Vincent J. Bitetti

	Name: Martin G. Paravato		Name: Vincent J. Bitetti
	Title: Secretary		Title: Chief Executive Officer

ATTEST		TDK U.S.A. CORPORATION

By:		By:

	Name: Francis J. Sweeney		Name: Kenichi Aoshima
	Title: Secretary		Title: President

7

     IN WITNESS WHEREOF, each of Take-Two, Take Two Subsidiary, TDK, and Parent, by their respective officers thereunto duly authorized, have caused this Amendment to be executed as of the date first written above.

ATTEST		TAKE-TWO INTERACTIVE SOFTWARE, INC.

By:		By:

	Name:		Name:
	Title: Secretary		Title:

ATTEST		MEDIACTIVE, INC.

By:		By:

	Name:		Name:
	Title: Secretary		Title:

ATTEST		TDK MEDIACTIVE, INC.

By:		By:

	Name: Martin G. Paravato		Name: Vincent J. Bitetti
	Title: Secretary		Title: Chief Executive Officer

ATTEST		TDK U.S.A. CORPORATION

By:	/s/ Francis J. Sweeney	By:	/s/ Kenichi Aoshima

	Name: Francis J. Sweeney		Name: Kenichi Aoshima
	Title: Secretary		Title: President

8

EXHIBIT 5

DEBT PURCHASE AND ASSIGNMENT AGREEMENT

          DEBT PURCHASE AND ASSIGNMENT AGREEMENT (this “Assignment Agreement”) dated as of December 1, 2003, between TDK U.S.A. Corporation, a New York corporation (“Assignor”), having an address at 901 Franklin Avenue, Garden City, New York 11530, and Take-Two Interactive Software, Inc., a Delaware corporation (“Assignee”), having an address at 622 Broadway, New York, NY 10012.

W I T N E S S E T H :

          WHEREAS, Assignor is the present legal and equitable owner and holder of that certain Amended and Restated Promissory Note, dated as of March 31, 2003 (the “Note”), executed and delivered by TDK Mediactive, Inc., a Delaware corporation (“TMA Delaware”), and TDK Mediactive, Inc., a California corporation (“TMA California”; and together with TMA Delaware, the “Borrower”), and made payable to the Assignor in the aggregate principal amount of $4,910,564.00 pursuant to the provisions of that certain Amended and Restated Loan and Security Agreement, dated as of April 30, 2003 (the “Loan Agreement”), by and among Assignor and Borrower; and

          WHEREAS, the Note is secured by certain Collateral (as such term is defined in the Loan Agreement); and

          WHEREAS, Assignor, Assignee, TMA Delaware and Mediactive, Inc. are parties to that certain Agreement and Plan of Merger, dated as of September 2, 2003, as amended by that certain Amendment to Agreement and Plan of Merger, dated as of November 26, 2003 (as so amended, the “Merger Agreement”), which together provide for, among other things, the acquisition of TMA Delaware by Assignee by means of a merger of Mediactive, Inc. with and into TMA Delaware (the “Merger”), upon the terms and subject to the conditions set forth therein;

          WHEREAS, in connection with, and as a condition to, the consummation of the Merger, the parties hereto desire that Assignor assign to Assignee, its successors and assigns, all of Assignor’s right, title and interest in and to the Note and the Loan Agreement (collectively, the “Loan Documents”) upon the terms and subject to the conditions set forth herein; and

          WHEREAS, pursuant to the Merger Agreement, Assignor has agreed to accept shares of Assignor’s common stock in partial payment of the Approved Advances (as defined in the Merger Agreement), and the parties wish to provide certain representations, warranties and covenants with respect thereto as set forth herein;

          NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, Assignor and Assignee hereby covenant and agree as follows:

          1. Assignment. Assignor does hereby transfer, assign, grant, convey and sell to Assignee, its successors and assigns, all of the right, title and interest of Assignor in and to the Loan Documents, and does hereby grant and delegate to Assignee, its successors and assigns, all of the duties and obligations of Assignor thereunder from and after the date hereof. By accepting the foregoing assignment, Assignee does hereby assume and agree to observe, perform and be bound by all of the terms, covenants, agreements, conditions and obligations of the Loan Documents required to be observed or performed by Assignor thereunder from and after the date hereof.

          2. Purchase Price. As consideration for the assignment of the Loan Documents hereunder, Assignee shall pay to Assignor the sum of $4,910,564.00 (subject to adjustment as set forth below), of which (i) the sum of $1,910,564.00 shall be paid herewith by Assignee to Assignor by wire transfer of immediately available funds to a bank account designated in writing by Assignor, and (ii) the sum of $3,000,000.00 (subject to adjustment as set forth below) shall be paid herewith by (A) Assignee’s issuance, sale and delivery to Assignor of such number of restricted shares of Assignee’s common stock, $.01 par value (the “Purchased Debt Shares”), as is equal to the quotient obtained (rounded to the highest whole number) by dividing $3,000,000.00 by the average closing bid price for Assignee’s common stock for the five (5) consecutive Trading Days immediately preceding the last full business day before the execution and delivery of this Assignment Agreement by the parties hereto, and (B) Assignee’s delivery to Assignor of a certificate or certificates representing the Purchased Debt Shares in due and proper form and duly executed by the officers of Assignee named thereon. Anything contained herein to the contrary notwithstanding, in the event that Borrower is obligated to pay any transfer fees or other similar consideration as a condition to obtaining any Consents (as defined in Section 6.1(e) of the Merger Agreement), and such transfer fees or other similar consideration exceed $450,000.00 in the aggregate, then the consideration payable by Assignee hereunder to Assignor shall be reduced dollar for dollar by an amount equal to such excess, which reduction shall first be applied to the cash portion of such consideration and the balance, if any, of such reduction shall be applied to the Shares portion of such consideration.

          3. Representations and Warranties of Assignor. Assignor hereby warrants and represents to Assignee that:

               (a) Assignor has delivered to Assignee true, correct and complete copies of the Loan Documents, which Loan Documents have not been amended, modified, revoked or rescinded and are in full force and effect on the date hereof.

               (b) The Loan Documents constitute the valid and binding obligations of Assignor and, to Assignor’s knowledge, of each Borrower (to the extent each Borrower is a party thereto), enforceable against Assignor and, to Assignor’s knowledge, each Borrower (to the extent each Borrower is a party thereto) in accordance with the respective terms of such Loan Documents, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting the rights of creditors generally and subject to the rules of law governing (and all limitations on) specific performance, injunctive relief, and other equitable remedies.

2

               (c) Prior to the execution hereof, Assignor has not sold, transferred, assigned, conveyed, pledged or endorsed any right, title or interest in or to the Loan Documents to any person or entity other than Assignee, except for the transactions effecting the Capital Contribution (as such term is defined in Section 5.13 of the Merger Agreement).

               (d) Assignor has full right and power to sell and assign all of its right, title and interest in and to the Loan Documents to Assignee, subject to no interest or participation of, or agreement with, any party other than Assignee.

               (e) Assuming that the Approved Advances (as such term is defined in the Merger Agreement) have been paid in full by Assignee in accordance with Section 6.2(g) of the Merger Agreement, as of the date hereof, there are no other amounts (including, without limitation, Advances (as defined in the Loan Agreement), accrued interest thereon or any other fees or expenses) due or owing by Borrower to Assignor under the Loan Documents and no party other than Assignor has any right or interest with respect to the Loan Documents.

               (f) The UCC-1 financing statements with respect to the Collateral filed in accordance with the provisions of the Loan Documents are effective under the applicable Uniform Commercial Code(s) to perfect a first priority security interest in all of the Collateral in favor of the Assignor.

               (g) Assignor understands that the Purchased Debt Shares and the Approved Advance Shares (collectively, the “Shares”) are “restricted securities” within the meaning of Rule 144 (“Rule 144”) promulgated under the Securities Act of 1933, as amended (the “Act”) and that the Shares have not been registered under the Act, and may not be sold, transferred or otherwise disposed of, except if an effective registration statement is then in effect or pursuant to an exemption from registration under said Act or any other applicable state securities laws (“Other Securities Laws”), and that Assignee is under no obligation to register the Shares under the Act, and that Assignee is not obligated to take any other action in order to make compliance with an exemption from the registration provisions of the Act available (except as expressly provided herein).

               (h) Assignor understands that the certificate or certificates representing the Shares will bear a restrictive legend thereon substantially as follows:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY OTHER APPLICABLE SECURITIES LAWS, AND ARE RESTRICTED SECURITIES AS THAT TERM IS DEFINED UNDER RULE 144 PROMULGATED UNDER THE ACT. THESE SECURITIES MAY NOT BE SOLD, PLEDGED, TRANSFERRED, DISTRIBUTED OR OTHERWISE DISPOSED OF IN ANY MANNER UNLESS THEY ARE REGISTERED UNDER THE ACT AND ANY APPLICABLE SECURITIES LAWS, OR UNLESS THE REQUEST FOR TRANSFER IS ACCOMPANIED

3

BY AN OPINION OF COUNSEL, REASONABLY SATISFACTORY TO THE COMPANY, STATING THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE ACT AND ANY OTHER SECURITIES LAWS.”

               (i) Assignor understands that Assignee will direct its transfer agent for Assignee’s common stock to place a stop transfer instruction against the certificates representing the Shares and will instruct its transfer agent to refuse to effect any transfer thereof in the absence of a registration statement declared effective by the Securities and Exchange Commission (the “SEC”) with respect to the Shares or an opinion of counsel, reasonably satisfactory to Assignee, that such transfer is exempt from registration under the Act and Other Securities Laws.

               (j) Assignor has received copies of Assignee’s Annual Report on Form 10-K for the year ended October 31, 2002 and all documents that Assignee filed with the SEC under Sections 13, 14(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), subsequent to the filing of such Form 10-K, including, in each case, the exhibits thereto; and that it has had the opportunity to review public information concerning Assignee, and understands such information.

               (k) Assignor is a sophisticated investor familiar with the type of risks inherent in the acquisition of securities such as the Shares and that, by reason of its knowledge and experience in financial and business matters in general, and investments of this type in particular, it is capable of evaluating the merits and risks of an investment in the Shares.

               (l) Assignor is acquiring the Shares for its own account and for the purpose of investment and not with a view to, or for resale in connection with, any distribution within the meaning of the Act or any Other Securities Laws, in violation of the Act.

               (m) Assignor acknowledges that Assignee has relied on the representations contained in the foregoing clauses (g) through (l) and that the statutory basis for exemption from the requirements of Section 5 of the Act may not be present if, notwithstanding such representations, it is acquiring the Shares for resale or distribution upon the occurrence or non-occurrence of some predetermined event.

               (n) None of the representations or warranties made by Assignor in this Assignment Agreement is false or misleading with respect to any material fact, or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

          4. Representations and Warranties of Assignee. Assignee hereby warrants and represents to Assignor that:

               (a) The authorized capital stock of Assignee consists of 50,000,000 shares of common stock, $.01 par value (“Assignee Common Stock”),    shares of which are issued and outstanding as of the date hereof. The issued and outstanding shares of Assignee Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. All issued and outstanding securities of Assignee were issued in compliance with applicable federal and state securities laws.

4

               (b) The issuance, sale and delivery of the Shares pursuant to this Agreement and the Merger Agreement have been duly authorized by all necessary corporate action on the part of Assignee and, when issued and paid for in accordance with the terms hereof, shall be validly issued and outstanding, fully paid and non-assessable, free and clear of all liens, encumbrances, voting or transfer restrictions, and rights of first refusal of any kind (except for any restrictions on transfer which may be imposed by applicable federal or state securities laws) and Assignor shall be entitled to all rights, preferences, privileges and restrictions accorded to holders of Assignee Common Stock, as the same are described in the Certificate of Incorporation of Assignee. Assignee has complied with all applicable federal and state securities laws in connection with the issuance, sale and delivery of the Shares pursuant to this Agreement and the Merger Agreement.

               (c) Each of the consolidated financial statements contained in the Take-Two 34 Act Reports (as such term is defined in the Merger Agreement) filed since October 31, 2002 complied as to form in all material respects with published rules and regulations of the SEC with respect thereto, was prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) applied on a consistent basis throughout the periods involved (except as may otherwise be indicated in the notes thereto), and fairly presented in all material respects the consolidated financial position of Assignee and its subsidiaries as at the respective dates thereof and their consolidated results of operations and cash flow position for the periods indicated.

               (d) Since the date of Assignee’s most recent Quarterly Report on Form 10-Q, there has not been any event, occurrence, change or other circumstance which has resulted in or caused or could reasonably be expected to result in or cause any material adverse effect on the business, assets, operations or condition (financial or otherwise) of Assignee and its subsidiaries, taken as a whole.

               (e) Assignee is in compliance in all material respects with (i) all listing requirements applicable to companies listed on the Nasdaq National Market and (ii) all requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder.

               (f) None of the representations or warranties made by Assignee in this Assignment Agreement is false or misleading with respect to any material fact, or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

          5. Indemnification by Assignee. Assignee shall indemnify, defend and hold harmless Assignor from and against any and all Losses (as such term is defined in the Merger Agreement) that Assignor may sustain, suffer or incur and which arise out of, are caused by, relate to, or result or occur from or in connection with any misrepresentation of a fact contained in any representation of Assignee contained in, or the breach by Assignee of any warranty or covenant made by Assignee in, this Assignment Agreement. The foregoing indemnity obligations of Assignee shall be subject to the provisions of Section 4.2, 4.3, 4.4 and 4.7 of the Merger Agreement, including, without limitation, the express limitations set forth in Section 4.2(b) of such agreement.

5

          6. Rule 144 Reporting. For so long as any of the Shares constitute “restricted securities” within the meaning of Rule 144, and with a view to making available to Assignor the benefits of Rule 144 and any other rule or regulation of the SEC that may at any time permit the sale of the Shares by Assignor to the public without registration under the Act, Assignee agrees to use its commercially reasonable efforts to (i) comply with the provisions of paragraph (c)(1) of Rule 144 and (ii) file with the SEC in a timely manner all reports and other documents required to be filed by the Assignee pursuant to Section 13 or 15(d) under the Exchange Act; and, if any time it is not required to file such reports but in the past had been required to or did file such reports, it will, upon the request of Assignor, make available such information as required by, and so long as necessary to permit sales of, the Shares pursuant to Rule 144.

          7. Survival. Each of the parties hereto hereby agrees that the representations and warranties made by it in this Assignment Agreement shall survive for the period of time specified in Section 9 of the Merger Agreement, except that the representation and warranties contained in Sections 4(a) and 4(b) hereof shall survive for the maximum duration of the longest statute of limitations applicable with respect to such respective representation or warranty, plus sixty (60) days.

          8. Notices. All notices and other communications given or made hereunder shall be given or made in accordance with the provisions of Section 10.1 of the Merger Agreement.

          9. Entire Agreement. This Assignment Agreement and the Merger Agreement constitute the entire agreement, and supersede all prior agreements and undertakings, both written and oral, between the parties with respect to the subject matter hereof.

          10. Amendment. This Assignment Agreement may not be amended, except by an instrument in writing signed by each of the parties hereto.

          11. No Waiver. No waiver of any breach of any provision of this Assignment Agreement shall be deemed to be effective unless set forth in writing and executed by the party against whom such waiver is sought to be enforced. No waiver in any one instance shall be deemed to be a waiver in any other instance, whether or not similar. No failure to exercise and no delay in exercising any right, power or privilege hereunder shall be deemed to constitute a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege hereunder.

          12. Governing Law. This Assignment Agreement shall be governed by, and construed in accordance with, the law of the State of New York, without regard to its choice of law principles. Each of Assignor and Assignee hereby irrevocably and unconditionally consents to submit to the jurisdiction of the courts of the State of New York and of the United States located in the County of New York, State of New York for any litigation arising out of or relating to this Assignment Agreement and the transactions contemplated hereby, waives any objection to the laying of venue of any such litigation in such courts, and agrees not to plead or claim that such litigation brought in any such courts has been brought in an inconvenient forum.

6

          13. Successors and Assigns. This Assignment Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

          14. Headings. The headings of the sections of this Assignment Agreement have been included only for convenience, and shall not be deemed in any manner to modify or limit any of the provisions of this Assignment Agreement or be used in any manner in the interpretation of this Assignment Agreement.

          15. Partial Invalidity. Each provision of this Assignment Agreement shall be valid and enforceable to the fullest extent permitted by law. If any provision of this Assignment Agreement or the application of such provision to any person or circumstance shall, to any extent, be held invalid or unenforceable by a court of competent jurisdiction, then the remainder of this Assignment Agreement, or the application of such provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected by such invalidity or unenforceability.

          16. Further Agreements. Upon the reasonable request of either party, the other party hereto agrees to execute and deliver to the requesting party, at no cost to the delivering party, such additional documents, instruments or agreements as may be necessary or appropriate to effectuate the purposes of this Assignment Agreement, including, without limitation, such documents as are required to amend the financing statements referred to in Section 3(f) to reflect Assignee as the secured party thereunder.

          17. Counterparts. This Assignment Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

          18. Defined Terms. Capitalized terms used herein without definition shall have the meanings assigned thereto in the Merger Agreement.

7

          IN WITNESS WHEREOF, the undersigned have executed and delivered this Assignment Agreement as of the date first written above.

ASSIGNOR:

TDK U.S.A. CORPORATION

By:	/s/ Kenichi Aoshima

Name: Kenichi Aoshima Title: President

ASSIGNEE:

TAKE-TWO INTERACTIVE SOFTWARE, INC.

By:	/s/ Barry Rutcofsky

Name: Barry Rutcofsky Title: Executive Vice President

8